Exhibit 99.4
Wipro Limited
Results for the Quarter Ended 30thSeptember, 2005
Investors/Analysts Conference Call
October 19, 2005, 11:45 AM
Moderator
Good morning ladies and gentlemen. I am Prathiba, the moderator for this conference. Welcome to the Wipro second quarter conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to handover to the Wipro Management. Thank you and over to Wipro.
Lakshminarayana
Thank you Prathiba. Ladies and gentlemen, a very good morning to you in America, and a good day to you in all other parts of the world. I am Lakshminarayana and I am based in Bangalore along with Sridhar in Mountain View and Jatin in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro.
It is a great pleasure that I welcome you to Wipro’s teleconference post our results for the second fiscal quarter ended September 30, 2005. For this call, we have with us Mr. Azim Premji, Chairman; Mr. Suresh Senapaty, CFO; who will comment on the results of Wipro for the quarter. They are also of course joined by members of company’s senior management who will be more than happy to answer any questions you may have.
This call is archived and transcript will be available on our website, www.wipro.com. Before Mr. Premji starts his address, it is my duty to draw your attention that during this call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on the management’s current expectations and are associated with uncertainty and risks that could cause the actual results to differ materially from those expected. These risk factors have been explained in detail in our filings with the SEC of USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman, Wipro.
Azim Premji
Good morning. By now you have seen results for the quarter ended September 30, 2005. While the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance and our prospects.

In terms of financial performance, all our major business segments recorded robust growth rate in revenues. Revenues in our global IT business at $430.7 million were ahead of our guidance of $422 million. The IT services business continued to witness broad-based growth across verticals, across geographies, and across service lines. Our financial solutions business delivered its fourth consecutive quarter of double-digit sequential growth. Our differentiated services, such as testing and technology infrastructure management, continued to grow ahead of overall growth rate. Our investments in account management began to pay off as we saw the number of our million dollar customers cross 200 for the first time. In line with our expectations, our business process outsourcing business witnessed flat revenues with significantly improved profitability. Even though revenue growth in this business should be muted in the near term, our wins in the transaction processing business during the quarter give us confidence that we are on the right track.
Our India, Middle East, and Asia Pacific IT business recorded revenue growth of 32% and profit before interest and tax growth of 36%. Other businesses also turned in good performance.
The quarter was also unique for a few other distinctions. This was the first quarter when the quarterly operating income crossed the Rs. 5 billion mark. Quarter saw us crossing the landmark of over 200 customers with one million or more annualized revenue in our global IT business. In our IT services business, the quarter also witnessed the highest ever quarterly gross people addition of over 5600 people. In what is probably a world record, Wipro and Wiproites through Wipro Care’s initiative along with government and local authorities planted over 250,000 saplings in the Tsunami hit area of Tamil Nadu state in 24 hours, as a tribute to the people who perished and as a possible protection for the future. Finally, this was also the first quarter with the new management structure. Our experiences and successes so far have reinforced our confidence in our leadership team as well as the current organizational structure.
Looking ahead, the prospects for growth look exciting. We exited the quarter ended September 2005 with a strong tail wind of business momentum. The challenge we have is to sustain this and build upon it. I am confident that our leadership team has the hunger and the passion to make this happen.
I would now request Mr. Suresh Senapaty, our CFO, to comment on the financial results before we take questions.
Suresh Senapaty
A very good morning to all of you. Before we take on questions, I will touch upon areas in our performance and financials that would be of interest to you all.
Let me start with giving the composition of our growth. During the quarter ended September 30, 2005, we had sequential dollar revenue growth of 8.1% in our global IT services business, which comprises of 9.3% revenue growth in the IT services partially offset by a 2.4% decline in the revenue from BPO services. The 9.3% growth in the services component was driven by a 11% growth in the volume of business, offset by a 2.1% and 0.8% decline in the realization for work performed offshore and onsite projects respectively. PAT realization in IT services was impacted by the nonrecurring project performance based incentive received in the quarter ended June 2005 and talked about in the Q1 earnings call. Excluding this, the decline in price realization could be under 1%, which is a quarterly movement due to mix of customers and services. I would like to clarify that we have not seen any material change in the pricing environment and it continues to be looking stable.
On the forex front, our realized rate for the quarter was Rs. 43.99 versus rate of Rs. 43.46 realized for the quarter ended June 2005, representing an increase of about 1% sequentially. This had a favorable impact of around 40 basis points in our operating margin for the quarter ending September 2005.
With a view to provide increased information, effective quarter ended September 2005, we have started providing segmental details on our BPO business. For the quarter ended December 2005, we expect volume led growth with broadly stable price realization. Revenue growth would be impacted by the lesser number of working days and this has been factored into our guidance. For that we propose to stagger our compensation revision across Q3 and Q4 of the current fiscal year. Accordingly, operating margin for the next quarter would be impacted by the partial increase in compensation. We will endeavor to mitigate this through levers such as onsite-offshore mix and operational improvement and keep the operating margin within a narrow band.
We will now be glad to take questions.
Moderator
Thank you very much Sir. We will now begin the Q&A interactive session. Participants who wish to ask questions, please press *1 on your touchtone-enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly use handsets while asking a question. To ask the question, please press *1 now.
First in line, we have a question from Mr. Mahesh Vaze of BRICS Securities.
Mahesh Vaze
Yeah, hi sir. Congratulations on good numbers. Just wanted to understand this trend in SG&A cost. We have been discussing this for a few quarters and we were seeing an increasing trend for the last couple of quarters. This time around there is about a 60 basis decline, which seems to have driven the positive movement in EBIDTA margins. So what exactly happened, I mean, is this just a fluctuation, what one should be looking at going forward?
Balki
This quarter we added 10 people on the field team, so the absolute amount of SG&A has been kept constant. There is no change in that one. It is only the volume increase, which has pulled down the percentage, so the absolute amount has been kept at the same level, and going forward we will continue to invest in the SG&A.
Mahesh Vaze

So, would it move in line with revenues or would it come down, because again next quarter we are talking of reasonably strong growth, 7% sequential?
Azim Premji
We will continue to invest more in sales and marketing, and we do realize that in the past we have underinvested in this area, but we will see to it that operating efficiencies we squeeze out from operations will counterbalance any investments which we are making in future growth. We are not going to be over conservative in trying to squeeze out operating margins by trying to underinvest in sales and marketing, very clear policy direction.
Mahesh Vaze
Okay. Secondly, you talked of staggering compensation hike over two quarters, so Mr. Senapathy, this is what 50:50 percent, how would it work out, and would it still be effective from October 1, 2005 or...?
Suresh Senapaty
The way it works out is that the offshore people will be given the compensation increase effective November 1, 2005. The average increase is expected to be about 12%, and the onsite will be impacted in the fourth quarter.
Mahesh Vaze
Okay.
Suresh Senapaty
Though, it will have an adverse impact of 1.5%, our objective is to see that the current operating margin is sustainable in a very very narrow range.
Mahesh Vaze
One last thing sir, on the BPO side, could you give us a sense of strategically how we are moving, at what level of non-voice would we be comfortable, and we would start seeing growth? What exactly is happening there?
Azim Premji
I think what I would just try to make is a couple of overview comments on our BPO business. What you are seeing, what we have been doing particularly aggressively over the past quarter and a half to two quarters in the BPO business is to set what we consider some of the fundamentals right; fundamentals right in terms of operating efficiencies, fundamentals right in terms of getting right pricing from customers, fundamentals right in terms of emphasizing the right mix between transaction processing and voice calls, and even within voice business getting more of those which are in the area of product support, tier 1 and tier 2 support to our tier 3 and tier 4 support which we do in technology infrastructure services. Also getting the fundamentals right in trying to ensure that we have quality people. Part of these got compromised over the previous period because we were overchasing growth and we are just setting that right. So, you will see over the next four quarters a gradual increase in year-to-year growth, you will see a gradual increase in operating margins, but you will certainly see in the next six to nine months, fundamentally much more sound, sturdy, and more profitable BPO business growing at rates which are certainly comparable with the industry.
Mahesh Vaze
What would be the current non-voice proportion and what is it that one should be looking at one year down the line?
Azim Premji
The current non-voice percentage is about 16%. We will drive it aggressively to reach at least 40% in an one-year timeframe.
Mahesh Vaze
Okay. Thanks a lot and all the best.
Moderator
Thank you very much sir. We have our next question from the line of Mr. Supratim Basu of Deutsche Bank.
Supratim
Thanks and very good set of numbers. First thing on the IT services side, could you just take me through a bit more detail in terms of what actually happened this quarter. You have seen 11% volume growth, pricing has been a bit soft, and growth has really spurted from where it was in the last two quarters. So, what is driving this?
Suresh Senapaty
If you look at the growth that we had, it was primarily driven by financial solutions as well as the technology solutions in terms of the vertical side of the business that we look it. On the enterprise side, we saw growth in the energy and utility space, as well as the technology, media, and transportation services space. If you look at the practice point of view, I think we did very well in the testing services, we did very well in the infrastructure support services; and similarly from a geography perspective if you look at we did Europe very well. All of this has been double-digit sequential growth and very good Y-o-Y growth. We got significant volume increase of about 11% sequential with a head count net add of about 4575 people, which has been the highest so far, and that has resulted into the highest person months billed in the last quarter. So, pricing was soft, but it was not necessarily vis-à-vis what we got from the customer, it was primarily because of that correction that we had to do because in June quarter some risk reward deal that we had got neutralized, so that corrected, and we are seeing much more stability in the pricing. And because of all this....
Supratim

Sorry, if I can just halt you for one minute, yeah, you were saying that dip in pricing is primarily just the adjustment for the risk reward of the previous quarter?
Balki
Actually, you know, if you have to feel the pricing, there are basically three elements, which are there which impact the pricing. The first one is the existing account. On the existing accounts we are only seeing stable pricing, and in fact in some of the accounts we are able to get the higher pricing. The second one is in terms of new accounts, they continue to come at much higher rates than the average rates, there is no change in the trend. The third one is on the fixed-price productivity, we continue to get higher productivity and higher pricing through the T&M. So basically nothing has changed in quarter two.
Lakshminarayana
Supratim, also to specifically answer your question, yes, after 2.1% decline we are seeing on our offshore pricing, something that would be 1.2 to 1.3 is the impact of the project based incentive risk reward that we got last quarter. Excluding that, the.....
Azim Premji
You know, we repeat risk reward. It was a contingent payment on which we had an upside and because we were willing to have a different approach on pricing.
Lakshminarayana
And therefore the real movement excluding that is about 0.8%, which is really a function of quarterly movement, mix of customer mix of service kind of stuff.
Supratim
Right. Thanks Lan. And then if you could also just comment on whether the revenue growth this quarter was driven by a mix of new clients ramping up or some of your accounts, which had gone through some restructuring, coming back on line?
Suresh Senapaty
It continues to be from the existing customer base, because the new customer revenue is about 1.7%, which has generally been in line with our traditional Q1 and Q2 revenues, but the win rate has been very good, we got about 37 wins and top 10 of that has been Fortune 1000 customers. Like we said that employee head count has been very good, the profile of the customer also has improved in terms of having more than $200 million run rate customers today. We had about more that $10 million customers have gone up by 8 in the last quarter. So, we are fairly comfortable in terms of the customer base that we have.
Supratim
Right thanks, and finally, if you could just talk me through the BPO margins. The margins have improved sequentially, but you know, given that you have done the major restructuring, given that your utilization rates are high, why are margins so much lower compared to last year? Are there write offs? Are there additional costs that you are incurring right now, which would not be there going forward?
Suresh Senapaty
I think because of some of the operational efficiencies that we are trying to seek, you know, because A. we had lot of people on the bench, we had got problems on the utilization front, on the training front, and a lot of work we needed to do, which we have been doing to be able get back to speed on this in terms of the efficiency improvement, in all areas, in the shop floor and also during the training period and also in terms of the utilization. So, the very fact that we have a reduced headcount, today we still have some amount of under utilization of the seats and therefore you see some of the impact of that still being carried through in the current operating margin despite the fact that it has been an improvement. So, over the years when we go back to the much higher level of utilization of the seats, the improvement of the price realization will happen. We improved the operating margin by about 400 basis points last quarter. We think this current quarter, it will be stable because we will be giving a compensation increase effective November 1, 2005, and despite that, I think the improvement will be able to counter the additional cost that we will be required to incur because of the compensation increase, and then perhaps we will, like Mr. Premji said, over the next few quarters, we will go back to the original range of operating margin and the growth trajectory.
Supratim
Thank you very much sir and good luck going forward.
Azim Premji
Thank you.
Moderator
Thank you very much sir. Our next question comes from the line of Ms. Mitali Ghosh of DSP Merrill Lynch.
Mitali Ghosh
Yes, good morning and congratulations on a very solid quarter. If you could just elaborate more qualitatively and more anecdotally in terms of what are the changes you are seeing in the demand environment in the last quarter in terms of the kind of projects, and we have seen all your vertical mixes...
Suresh Senapaty
We will have Sudip Banerjee to answer this question.
Sudip Banerjee
Yeah. Sudip here. Good morning.

Lakshminarayan
Mitali are you online or did we get dropped off?
Mitali Ghosh
No, I am online, I was just completing the question, that in terms of the kind of services or you know the sales cycle, as well as the competitive environment...
Sudip Banerjee
Mitali, good morning. I think the overall situation in the market continues to be very robust. What we have seen this quarter is volume growth across all the industry verticals, so we saw that in our product engineering business, we saw that in our financial services business, we saw that in our enterprise business. The good news for us has been that this has been our highest ever quarter in terms of billed person months add, and so that is the reflection of a strong volume environment. I think as far as the competitive landscape is concerned, we continue to see competition from both our local as well as our global peers, and that demand environment and the competition environment with both the local and global peers has just got much more accentuated if anything during the quarter. The other point is that, I think the win rates that we have had during this quarter has also been very heartening. So, it has been one of the quarters where we have had the largest number of customer add with a grand total of 37, including two new customers that we have added in the BPO segment where the work is primarily in the transaction processing area, so that promises to be delivering higher revenue number in quarters to come. So, I would say overall both the competition as well as the demand environment for this quarter, the quarter which has gone by, has been very robust and we continue to see no significant change in that. So we continue to see a reasonably strong demand environment at this point in time.
Suresh Senapaty
Just to supplement, Mr. Rao will talk about little bit on the R&D side of the business.
Dr. Rao
We also see a good growth and traction on the R&D services. This is primarily driven by the fact that there is an additional investment being made in the new products and new services, particularly in the area of mobile space, in the area of convergence, and in the area of network security. We see a good traction of increased outsourcing coming from across the industry segments, whether they are semiconductors or whether they are computing hardware and system software vendors, or equipment vendors in the telecom space. We are also seeing good traction from the service providers in terms of their investments in the new services. As you know, everybody is now planning to launch new services particularly addressing the multimedia applications, video on demand, etc. in the mobile space. So, going forward also, we see this trend continuing and the opportunities for outsourcing definitely will continue in the product engineering space.
Suresh Vaswani

Mitali, this is Suresh Vaswani here, just building on what Sudip Banerjee spoke and Dr. Rao spoke, you know, we are seeing a lot of traction on the technology infrastructure services side and the testing services side and that has manifested in the sort of growth that we are getting in these two service lines. I think technology infrastructure services is the new wave in so far as offshoring is concerned and we are very well positioned because of the strong traction we have, and the strong processes that we have built insofar as remote delivery is concerned, and one, the market is growing, and second we are very very uniquely positioned to really leverage on the market with respect to the proposition that we have. So, just to give you some ideas, we won many contracts on infrastructure services last quarter, we are just speaking about two of them, one was the managed service contract in UK and that was about managing 700 servers, 15,000 desktops for a large insurance organization, so this is really mission critical infrastructure, and we won another contract on IT infrastructure services which again was all about managing the IT service desk, the enterprise computing, the data center for customers across 15 locations at 109 outlets. Moving on to testing, here again, I think the interest on testing is increasing in terms of the global delivery model and we are again very uniquely positioned on this service line having invested in this area for the last five or six years. So, we have seen a great growth, 20% sequential, a year-on-year growth of 80%, and here again we have continued to invest in terms of differentiating ourselves vis-à-vis process investments, technology investments, so that we are able to drive better test productivity for customers and enhance our value proposition.
Mitali Ghosh
Right thanks. That is very helpful. Just as a followup to that, you know in terms of the pipeline or the wins that you have seen this quarter, the trends that you spoke of in the September quarter, does that sort of hold in terms of, you know, again infrastructure, testing, etc. the ones which are going up, and also Sudip if you could just help us understand that what is really driving this strong momentum, is it that people are undertaking a lot of new projects, or what is the driver behind this?
Sudip Banerjee
Yeah Mitali, I think there are two or three things that we are seeing. I think the overall demand environment is positive because there is a much greater acceptance of the global delivery model than ever before. The second is that the European customers, who have been a little behind in getting off the starting blocks as far as outsourcing is concerned, are now coming in a much bigger way than earlier. The third is that the customers who were earlier doing either experimental based outsourcing or tactical outsourcing with us, particularly these are large US customers who already had those experiences, have now moved to a phase of strategic outsourcing, so they are actually seeing that they would like to have a long-term relationship with vendors and have a percentage of their business outsourced as the part of the overall global delivery chain. So I think that is really driving the overall demand environment. The good news about this is that it is across the board. So, it is not happening in one particular industry group or in one particular area. It is happening in continental Europe. It is happening in the UK. It is happening in the US. So it is happening in all over the markets that we are addressing.
I will hand over to Suresh for the other part of the question which you asked regarding testing.

Suresh Waswani
Mitali, these are, I would say newer areas especially infrastructure services, is new area and there is increasing interest in that, and I do want to make the point that we are actually very very well differentiated in these two areas, so that is building the traction for our growth in addition to the market growth that is taking place.
Mitali Ghosh
Right, and my last question is just on the client growth, I mean, I notice that the top 5 clients seem to have again declined in this quarter. Just help us understand has there been any churn there and what is the kind of trend you are seeing there?
Lakshminarayana
Yeah Mitali, there has been a churn in our top 10 clients overall, from the reported numbers you would see may be a top 10 growth of about 1% or so, but one reason for that decline in the top 5 is the risk reward incentive not being there, excluded for that, there is pretty decent growth. In fact, on the new list of top 10, eight of them have grown by 9.7% on an average. There are two clients who have declined including one with the risk reward one, and the other which is the existing customer on a restructuring basis. So, excluding these, our top 10 overall has been in sync. Third has been that in respect of our couple of clients, there has been a shift to offshore as well. So these are the three factors, which are contributing to the movement in top 10.
Mitali Ghosh
Okay. Thanks a lot.
Moderator
Thank you very much madam. Next question comes from the line of Mr. Trideep Bhattacharya of UBS.
Trideep Bhattacharya
Good morning and congratulations. Couple of questions. First, if you could update us on the GM contract, has there been any change in scope or any increased competition, when it is likely to close, and what kind of price could we look at?
Sudip Banerjee
You know GM continues to be a strategic customer for us and the RFP process is on. As per the indications that we have got from them, by sometime between the second and third week of December is when they will take a decision on the 2006 contract, and that will be for a set of RFP’s and not for all the RFP’s that they have issued. The other point is that, we are the really only strategic vendors amongst some of our local peers who are participating in this. Beyond this, of course, it is difficult to comment on the customer or the green prospect at this point in time.

Trideep Bhattacharya
Okay. The second, Mr. Senapathy, if you could comment, the currency has been kind of doing quite a bit. How do you think one should look at the impact because of just the currency on the financials of your company?
Suresh Senapaty
Like I said, there has been an improved realization in Q2 compared to Q1, we have got about Rs. 43.99. We already have a cover of about $530 million as of 30th September, so I do not think the depreciation that is happening today, we will be able to participate in that benefit, but it is good for the industry and I think while short term, which is happening, I think perhaps the longer term outlook may be that rupee will continue to be in appreciating mode. So for us any benefit could only be beyond the current quarter.
Trideep Bhattacharya
I see, and finally, historically we have seen some of the top 10 clients not growing. I know, you have mentioned the growth rate figures. Has the top client issue completely issue behind this in the sense that 2/3 of the top clients have not been growing in the past?
Suresh Senapaty
No, they are customer specific so it is not possible to be able to generalize this, but point he made is that significant numbers out of the top 10 are growing at company average or better than company average and because one was on the offshore growth, the overall volume growth was high, but revenue wise, and one was risk reward thing that he talked about. So, generally we have done well even in the top clients, and 11 to 15 the growth rate has been even higher.
Trideep Bhattacharya
In this 37 wins that we have had, is it possible to kind of give a feel how of much of it has been from non-ADM services?
Suresh Senapaty
In terms of new customers?
Trideep Bhattacharya
In terms of the 37 wins that you have had, yes.
Suresh Senapaty
I think the way we look at it is not only one line of service but we are looking at multiple lines of services. The more and more customers we are getting we want to provide ADM, EAS, as well as infrastructure support services. So it is a range of services that we actually, so it is not as if only EAS and not ADM. But because the ADM has a large base, definitely the growth that we would be expecting on the value-added services will be much higher, but not necessarily in absolute terms.
Trideep Bhattacharya
Okay, thanks and best of luck.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Please use handsets for asking a question. Next in line, we have a question from Mr. Pratik Gupta of Citi Group.
Pratik Gupta
Hello, congratulations on the quarter. Actually, most of my questions have already been answered. Just a couple of clarifications, you said you will be investing more in your sales and marketing going forward, I was just wondering if you could give us a sense whether this is going to be, will it be higher in terms of percentage of revenue as well? I realize obviously in absolute terms it will go up, but do you have any targets in terms of percentage of revenue? And then I have a couple of quick followup questions.
Azim Premji
We don’t have any specific targets in terms of percentage of revenue, but it should be at least in line with maintaining the percentage of revenue which we have today, but what we are doing is we have evolved a new system under our strategic council whereby we are identifying specific customers and specific opportunities on which we want to do funding for growth which are going to take place in those accounts, two quarters, three quarters, four quarters, six quarters from today. Accounts in which we would not have generally invested these kind of doses in anticipation of future growth rate. So that is going to be a prioritization of the budget which we have, which we have set aside as a central fund, we are willing to fund these accounts which can give accelerated growth and accelerated quality of work which we do for that going forward.
Pratik Gupta
Okay, thank you. One quick question on the BPO side, could you just give us what was the, you said the profitability has improved Q-on-Q, could you give us what was the EBIT margin in the previous quarter and more importantly the sense I got listening to the comments earlier was that this could take another three to four quarters before it turns around properly, so could give us a sense for the outlook for the BPO business profitability over the next couple of quarters?
Suresh Senapaty

Last quarter was 18% which is about 200 basis points improvement, and the current quarter we would seek stability to a marginal improvement because we have this increased compensation cost of, effective 1st November to be dealt with, and thereafter, we expect it to go up to the levels that we had earlier seen.
Pratik Gupta
Okay, and just one final question if I may, on the R&D services side, you said business seems to be, the outlook over there seems to be improving, I was just wondering, are you seeing any pickup in pricing over there as well with new customers or existing customers?
Dr. Rao
Yes, pricing we don’t see any major trend. Pricing will continue to be stable; however, there is a good amount of opportunities coming particularly in the new product development and new services launch in the telecom domain.
Pratik Gupta
Okay, thank you very much.
Azim Premji
Thank you.
Moderator
Thank you very much sir. Coming up next is a question from Ms. Divya Nagarajan of Motilal Oswal Securities.
Divya Nagarajan
Hello, congratulations on a good set of numbers. You have been mentioning decreased profitability in your BPO business, can you throw some light on how this profitability has been achieved?
Suresh Senapaty
Multiple fronts:
✓	Making sure that we have better utilization of people.

✓	Making sure that the time that it requires to get a person trained is shorter than it has so far been.

✓	Making sure that the throughput of the training is better than what it was in the past.

✓	Making sure that we have got price realizations superior to what we have so far got.
So a combination of all these factors whereby we have used Lean and 6-Sigma including better discipline of running the shop-floors has helped us in expanding it.

Divya Nagarajan
I am looking at the matrix that you have given. Utilization has been 80% in Q1 and Q2 and utilization shift has come down from 1.37 to 1.26, what kind of an impact would that have had on your margins?
Lakshminarayana
Divya, Lan here. What happens is that typically the matrix in BPO are quarter end matrix. If you see the utilization, the number of people on shop floor versus the number of people total on a closing basis, so to that extent the metrics do not necessarily, are not as amenable to a model as it is in the case of an IT service. Therefore, the metrics that you might see may not represent what actually happens to the quarter. The point that Mr. Senapathy made as a basic underlying action that we have taken to improve the profitability there.
Divya Nagarajan
Right, just a followup question on your SG&A. This quarter you have achieved considerable contraction in the margins due to that, how do you see this going forward in the next two quarters?
Balki
As Mr. Premji explained for the earlier questions, we will continue to invest in that one, and as a percentage of sale, we expect it to be stable.
Divya Nagarajan
Right, thank you.
Suresh Senapaty
There could be quarter-to-quarter variations, but eventually on an yearly basis they will be stable.
Moderator
Thank you very much mam. Next in line, we have a question from Mr. Shekhar Singh of ICICI Securities.
Shekhar
Hello sir. Congratulations on a very good set of numbers. I was just going through the cash flow and just realized that the net cash generated from operating activities has actually come down quite significantly as compared to the last quarter from around Rs. 480 crores to around Rs. 380 crores, so if you can just touch upon some of those subheads like trade and other receivables and loans and advances which have gone up quite significantly during the quarter?
Suresh Senapaty

There are two to three things. One was advance tax that was paid and the second thing has been the receivable number of days has gone up, and the third is the un-billed has gone up. But we are at it, and I think we look forward to little improvement in the current quarter.
Shekhar
Okay, so as such there is nothing to worry about?
Suresh Senapaty
There is nothing, no unusual thing about that, yes.
Shekhar
Okay, thanks a lot sir.
Moderator
Thank you very much sir. Next in line, we have a question from Mr. Amit Khurana of IL&FS.
Amit Khurana
Hello, just wanted to touch upon two parts. Mr. Senapaty you mentioned that your long-term view on the currency continues to be on appreciation of the rupee, I was just wondering, shall we assume the same level of hedging strategy that we have seen in the past, does that continue? And what’s the basis of this long-term view?
Suresh Senapaty
No, I don’t think one should read anything more than what I was just speaking. I think the policy of hedging that we have is fairly dynamic. So it is not as if we are at a $570 level, we will not go up or not come down, I think we will have to, I think we have a team which deals with that and one cannot for sure say that this is the exact position we are taking; all we can say is that we are seeking higher level of certainty for the early quarters than later quarters. So like whatever hedges we have most of it of the current quarter is covered and less of the next quarter is covered. So like that we will keep having a high level of certainty for the immediate future quarter. We are not locked into any one theory or saying that we will be always hedged for one half year, one year, or two years.
Amit Khurana
Okay, all right, thank you very much.
Moderator
Thank you very much sir. Our next question comes from the line of Mr. Sheetal Behl of Everest Group.

Sheetal
Hello, good morning gentlemen. Congratulations on a set of robust results. Couple of quick questions. I just wanted to get your comments around your attrition and wage inflation numbers that are reported here. I have seen, there is a marginal increase happening on attrition again, I just wanted to get an outlook on that for the rest of the year, and also wanted to get your sense on what’s happening on wage inflation?
Lakshminarayana
On the attrition front, actually reported roughly about 14% annualized attrition versus 13% of last quarter. The increase is primarily driven by the increase in involuntary attrition. Typically if you see historically every second quarter of every year, there is a spike because of involuntary attrition that happens, excluding that the attrition is very much in line with the historical trends.
Suresh Senapaty
So far as the wage inflation is concerned, we talked about it just a few minutes back where we said that we are going to give about 12% average increase effective 1st of November for all the offshore people and the onsite revision will be in quarter four.
Sheetal
Okay thanks, and what’s your outlook on attrition for the rest of the year? You explained this earlier?
Suresh Senapaty
And the pay packet increase will be there in the coming quarter and that should help us going forward.
Sheetal
Okay thanks. Just another question, I saw some details about the new centre in Eastern Europe. Could you throw some more details on that in terms of what kind of services you are looking at, the number of people you plan for there, etc?
Suresh Senapaty
The new centre will be in Romania and that will be primarily to deal with the level 1 and 2 kind of services, transaction processing and any kind of voice services to deal with the European customers, multiple language requirements there, and it will be a decent center to be able to make our presence felt to provide the comfort to the customer including providing some of the services with a back-end to India. But in terms of actual investment, the head count, etc., it will be completely be driven by the customer and not necessarily by achieving any particular target or so many head count by such and such date.
Sheetal

Okay, thanks.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Pankaj Kapoor of ABN Amro.
Pankaj
Hello, congratulations on a good set of numbers. I was just looking at the client attrition that we have been having over the last few quarters, this quarter we had about 34 clients dropping out, previous quarter also it was in double digit, I was just wondering if it is any kind of a policy in terms of rationalization of accounts that we are following, is it reflective of that or is it a natural attrition?
Lakshminarayana
Pankaj, if you look at it fundamentally the attrition as a percentage of gross add over a period of six to seven quarters, roughly comes to about 35-40% and that is because roughly about 40% of our clients we add are in typically the embedded part of our business, with specifically project specific or a typical IP sale or some of one-off kind of thing, and therefore those kind of things, do one deal, do one project, and they sort of drop off, but the way we reckon the customers is, we bill a revenue to them, we just count them as a customer added, and therefore this has been a trend not just for six quarters, it has been trend over multiple years and there is nothing more than this to read into that.
Pankaj Kapoor
Sure, fair enough, and if you can just update me on current hedge position?
Lakshminarayana
We have about $570 million of cover at the end of last quarter.
Pankaj Kapoor
Okay, and what was the average price for this?
Lakshminarayana
They are at different prices depending on different maturities between 43 and 44.
Pankaj Kapoor
Thank you and all the best.
Moderator

Thank you very much sir. Next question comes from the line of Ms. Priya from Enam Securities.
Priya
Good morning to all of you and congratulations on a good set of numbers. Just to dwell further on the traction which you are seeing in R&D services, if you could highlight qualitatively on the execution cycle or the size of engagements which you are seeing in this segment. My second question relates to Wipro BPO where we have seen a shift utilization of 1.26, giving your scale of operations would it be fair to assume that it is not possible to go below 1.2?
Dr. A. L. Rao
I will take the question on your R&D services. You are basically asking about the execution side, am I right?
Priya
Yes, and in terms of given the investments on convergence, long term in nature, if you could throw some qualitative idea on that?
Dr. A. L. Rao
One trend that we are seeing in R&D services is a trend towards developing new products in the leading edge technologies. As you know, because of the launch of the new services by the telecom equipment vendors, there is a need for developing new products, whether it is in the mobile space or whether it is in the security or whether it is in terms of multimedia applications. So it definitely calls for a good talent in the domain particularly in the leading edge technologies. So what we have done is we are addressing this issue by two acts, one is of course we are getting from the lateral market, we continuously try to see a good domain specialist taking them from the lateral markets. We have also invested in a huge in-house training program in these emerging technologies. We do take a lot of people from campus and we have added almost close to 1000 people in the last quarter to quarter and a half from the campus, they are undergoing the training. So we are investing in a big way in talent building both from the lateral market and from the campus in the leading edge technologies. Another way of building this talent is through the innovation and what we call it as COE, Centre of Excellence. We have initiated close to about 10 COE’s about a year back in the emerging areas, in the mobile space as well as in the next generation platforms, whether it is Linux or whether it is Symbion. So we have been running these Centres of Excellence which basically feed the technical capability. They build in-house capability and then they replicate it. So that is a little bit of qualitative comments that I could say, but overall the mix of the business is towards more development of new products as opposed to earlier more like a maintenance. So we are fully gearing up for this transition.
Priya

Just a followup on the investments that you are mentioning on in-house training, what would be the current composition of employee base in the R&D services including this training people in the current quarter vis-à-vis what it was in the first quarter?
Dr. A. L. Rao
Today we are about 12,000 people involved in the R&D services. We started off the last quarter at close to about 10000, slightly above 10.
Priya
So that’s a 20%..
Dr. A. L. Rao
Including the campus joinees who have joined us and they are undergoing the training; we have just crossed 12,000.
Priya
Okay, thank you very much for this. And on the BPO side..
Lakshminarayana
BPO side you had asked whether the seat utilization will drop?
Priya
What I mean to say is, given the kind of operations on your client size, would it be fair to assume that it will not be possible, it cannot possibly go below 1.2 rather I would say, given the turnaround that you are seeing across over there?
Lakshminarayana
Priya, yes, below 1.2 you are right, obviously that would mean that we work less than 8 hours a day or 10 hours a day or so, that you are right on that.
Suresh Senapaty
But the point is the current focus is improving the productivity, current focus is meeting the requirement of the customer, and current focus is to improve the profitability. So while we wouldn’t want this to be dropping, in the shorter term it could happen, but eventually it will be driven by what the customer wants and overall improvement in the profitability.
Priya
Okay, just one more data point which I would want, out of the 4500 additions which you saw, would it be fair to assume that 75-80% were freshers in the current quarter?
Balki

Of the gross add of about 5600 people, 53% is from campus.
Priya
Okay, thank you so much and wish you all the best.
Moderator
Thank you very much mam. Coming up next is a question from Mr. Sandeep Shah of Tower Capital.
Sandeep Shah
Just a followup question on the R&D, are you still maintaining that the R&D budgets are not increasing but the offshore is increasing, or now looking at the traction are we saying that the R&D budget as well as the offshore both are increasing?
Dr. A. L. Rao
If you see the R&D budget, I don’t say they are increasing in a big way, they are more or less same, but what is basically happening is that there is an organizational drive towards improving the so called R&D effectiveness. This is measured as percentage of R&D investment as to sales revenue. So everybody has gotten down to this, how do we increase the R&D effectiveness? If you really see the R&D budgets are anywhere between 5-15% depending on which industry you are in and everybody has got now plans to improve the R&D effectiveness. What it means is bringing down the R&D budget as a percentage of sales to under 10%. So it could involve getting more products and more services for the same R&D budgets leading to high revenues, or if revenues are flat bring down the R&D budget, that’s the game essentially, and in doing so they are resorting to outsourcing.
Suresh Senapaty
Therefore you are seeing as a trend, the outsourcing as a percentage going up and offshoring as a percentage even going up further.
Sandeep Shah
Okay, so in comparison to the last three quarters where we had the R&D growth of sub-single digit, which has now increased to 12.3% in this quarter, so this trend will continue in the coming quarters?
Dr. A. L. Rao
The growth definitely will continue, although I may not say the same trend because this quarter we had a good growth coming in the service provider segment, we had a couple of large engagements that have come through, but overall across the segments, we are seeing increased R&D outsourcing and this quarter specifically because of the two large engagements we have got, we had a good growth.

Sandeep Shah
Okay, thank you and all the best.
Dr. A. L. Rao
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Aditya with Digital Century.
Aditya
Good afternoon gentlemen and a great quarter. I just wanted to know how Wipro is doing in the India, Middle East, and Asia Pacific IT services and products business? Do you see a trend in terms of services or verticals or is there a greater sales and marketing push, and have you seen other Indian IT companies competing already, probably even smaller Indian IT companies?
Suresh Waswani
There is good growth happening across the board in the domestic market and we are very well positioned to really leverage on this growth given the fact that we have made very strong investments in the domestic market on the services side and the consulting side and we move to more and more higher end value-added services. Just to give you a perspective we have had a good quarter, we have grown ahead of the market. Our growth has been 32%. Our profit growth because of the increased services mix continues to grow and this is 36% growth in profit, and we won close to 61 contracts across India, Middle East, and the Asia Pacific, and we won two significant total outsourcing contracts which is really an integration of all the service lines that we provide. So I will just speak about Sanmar which is sort of a landmark deal where it is a 10-year contract, we manage the infrastructure for the customer, we do the infrastructure provisioning for the customer, we do the asset refresh, we do package implementation and sustenance, they are an SAP customer, and we do the application development, maintenance, sustenance, as well as we will be doing a lot of process consulting and Six Sigma work for customer in the business IT area. So it sort of puts together all our value proposition in one single total outsourcing framework. So that is in terms of Wipro. In terms of the domestic market outlook, I think there are investments happening on infrastructure, there are investments on software, even the SMB segment is beginning to look at very active investments insofar as ERP systems are concerned, and there is a lot of focus now from global software players also in terms of addressing the very large or the potentially very large SMB market. Now we are also focused on this market in terms of not only looking at the market from a hardware perspective but also looking from a solutions perspective. So we for example won five SAP contracts in the SMB area where we have leveraged a lot on templatizing and reducing the effort involved in terms of implementation.
Aditya

Okay, this is a followup question on R&D services. Do you see a substantial difference in billing rates, non-R&D IT services and R&D IT services, what is the average percentage difference in the billing rates you would expect?
Lakshminarayana
Not really, we don’t see a very material difference in the billing rates between R&Ds.
Azim Premji
The operating margins tend to be higher in R&D primarily because the offshore content is high in R&D.
Aditya
Okay, thank you.
Moderator
Thank you very much sir. Next in line is a question from Mr. Yogesh of Continuum Solutions.
Yogesh
Hello good morning everyone. Just two questions, first I would like to know what is the maximum amount of work that can be offshored in both the technology infrastructure as well as testing areas, and secondly a comment on the dividend policy of the company?
Suresh Waswani
I will speak about testing first. Testing lends itself to pretty substantial amount of offshoring and in terms of the sort of offshoring we have achieved here, it goes to as high as between 75-80% in terms of manpower working out of the domestic market, working out of the development centers in India. On the infrastructure services side, here again, we have invested a lot in terms of remote delivery capability, in terms of leveraging our process tools and framework and getting a lot of work offshore. So we have been able to achieve close to 65% in terms of offshoring out of India.
Yogesh
And in terms of revenues?
Lakshminarayana
That would typically translate, Yogesh, in terms of revenues because of the billing rates you have with you, so in terms of efforts you...
Yogesh
Okay, about the dividend policy of the company?

Suresh Senapaty
If you see in the past several years we have generally been taking up the dividend and last year was about 20%, and so this year again you know when the year-end dividend will be given, but objective is to at least maintain or improve the pay out ratio.
Yogesh
Okay, thanks.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Our next question comes from the line of Mr. Bhuvanesh Singh of CSFB.
Bhuvanesh
Hello, congratulations on good results. I just had two queries. First Mr. Premji mentioned that in 12 months’ time that BPO would have about 40% non-voice. Now this 40% non-voice would it be achieved primarily by increasing the non-voice portion or could there be some reduction in voice?
Azim Premji
No, it will be by increasing the non-voice portion. Maybe I got a little overambitious in terms of saying 40%, but the point which I was trying to make rather than a pure ratio, was the direction we are heading in, we are driving it aggressively, we are not driving it at the expense of cutting down on the voice business, but you will see much higher growth rates in the non-voice business versus the voice business, and on the voice business which we will do will be really strategic to giving a solution to a customer and trying to go up the value chain in terms of customer stickiness and customer value add in the voice business. Even today if you were to really feel our voice business, almost 60% of our voice business is in the nature of technical helpdesk where we are doing level 1 and level 2 technical helpdesk which supplements level 3 and level 4 helpdesk work or support work which we do in technology infrastructure services. So it acts as a strong couple, and the idea is to use our BPO business more and more to act as a strong couple to our software services business, so we give a set of integrated services and satisfy more requirements of the customer.
Bhuvanesh
Okay, thanks a lot for that clarification. Second question, in the call it was mentioned that last quarter we are seeing an increase in competitive intensity from both the global and the local software vendors, can you just clarify what is that being driven by and is it just one quarter phenomenon or slowly, has it shown a significant increase last quarter or is it just a normal quarter-on-quarter issue?

Sudip Banerjee
No, I think the point I mentioned about competitive intensity is that the nature of contracts today that are coming to us are all contracts where the big five or the erstwhile big five and the major Indian players are all playing together, and because customers are making strategic choices as opposed to tactical ones in the past, therefore the intensity in terms of the decision making cycle whether it is evaluation of the various capabilities of individual vendors, the solution sets that they are providing, the ability to cover the requirements over a large geographical area, all those things are becoming important considerations. So the benchmarks are getting much more tighter in terms of the customer evaluation. I don’t think that is a quarterly aberration, I think the industry, particularly the large players in the industry like us are going to continuously see people who we will be compared with, who will all have many of these services, so the question is how do we keep ourselves in that situation ahead of what everybody else is providing, so that we have our own win ratios which are in line with our own market expectations.
Bhuvanesh
And when you basically look in that trend, what would that imply in terms of your margins and ROIC going forward?
Lakshminarayana
Bhuvanesh, this is typical industry trend. All it means is that the point that we made earlier is that the investment that we need to make, (a) in domain, (b) in terms of the sales and marketing, that has to be on ongoing basis, and that is one thing that we looking at clearly. So to that extent that is what is required and our endeavor as Mr. Senapathy did say is to sort of keep the margin movement in a narrow range.
Bhuvanesh
Lan, I don’t disagree with you that in one quarter or a couple of quarters issue, but in my mind when I hear an increase in competitive intensity and increase in the way in which customers are scrutinizing contracts, to my mind it just implies that your margins would come under pressure going forward, so that is something which I just want a clarification, more in a say two to five years issue rather than just two quarters issue?
Suresh Senapaty
Yes, but the way to respond to that is, when you look at the margin, margin is not necessarily as a percentage of sales, but you have to look at it as per person because at end of the day it is the people size which is intense and which is a critical factor in terms of trying to maximize value. So if you look at the Indian software companies in the top tier, they will typically be making about $15,000 per person, EBIT per person, versus the global which will be about $20,000 or $22,000 per person per month. So they are still much higher level of margins they make per person than the Indian companies. For example, the business that we do on an onsite basis for the same effort maybe you realize $11,000 and perhaps the same EBIT per person, same markup per person, but on a percentage of sales basis, it will be far lower than an offshore where you are charging $4500, and the markup remaining the same. So therefore percentage to sales perhaps is not a right measure as it is being looked at as opposed to EBIT per person.

Lakshminarayana
And final thing Bhuvanesh, the point that Sudip was making was also not that the last quarter’s competitive environment has gone by. That’s a process that has been happening over the last couple of years and this is a continuation of the trend.
Bhuvanesh
Okay, thanks Lan, and thanks a lot.
Azim Premji
There is nothing wrong with that, it just raises competitive standards. It raises our standards also. Our challenge is to be ahead of competition in terms of trying to beat the standards, which were there in the previous quarter. It expands the size of the market as well.
Bhuvanesh
Okay, thank you sir.
Lakshminarayan
Prathiba, can we have the last question please?
Moderator
Sure sir. Last question is a followup from Mr. Supratim Basu of Deutsche Bank.
Supratim Basu
No, I am done thank you.
Moderator
Thank you very much sir. At this moment, there are no further questions from participants. I would like to hand over the floor back to the Wipro management for final remarks.
Lakshminarayana
Thank you Prathiba. Thank you ladies and gentlemen for participating in this call and for all your questions. We do hope that we have been able to address the queries. Should you have missed anything during the call, the audio archive as well as the transcript would be available on our website and we would be more than happy to talk to you at any point in time. Thank you again for participating in the call and look forward to the call next quarter. Thank you and have a nice day.
Moderator

Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.